                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.4)*

                         NOVA MEASURING INSTRUMENTS LTD.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    M7516K103
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                              NUFAR MALOVANI, ADV.
                               CORPORATE SECRETARY
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                     3 AZRIELI CENTER, THE TRIANGULAR TOWER,
                                   45TH FLOOR,
                                 TEL-AVIV 67023,
                                     ISRAEL
                              TEL: +972-3-607-5794

--------------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 MARCH 10, 2010
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Clal Electronics Industries Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            3,474,476 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,474,476 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,474,476 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

                               Page 2 of 22 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Clal Industries and Investments Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            3,474,476
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,474,476
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,474,476
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

                               Page 3 of 22 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            3,474,476**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,474,476**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,474,476**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]**
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

** Does not include 133,563 Ordinary Shares (the "CIEH Shares") held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or exchange traded funds and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., a subsidiary of IDB Development Corporation Ltd. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                               Page 4 of 22 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            3,474,476**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,474,476**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,474,476**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]**
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                               Page 5 of 22 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Nochi Dankner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            3,474,476**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,474,476**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,474,476**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]**
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                               Page 6 of 22 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Shelly Bergman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            3,474,476**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,474,476**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,474,476**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]**
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                               Page 7 of 22 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Avraham Livnat
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            3,474,476**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,474,476**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,474,476**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]**
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                               Page 8 of 22 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Ruth Manor
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            3,474,476**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,474,476**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,474,476**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]**
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                               Page 9 of 22 pages

     This Amendment No. 4 amends and supplements the Statement on Schedule 13D
(as amended from time to time, the "Statement") in respect of the Ordinary
Shares, par value New Israeli Shekel 0.01 per share, (the "Ordinary Shares"), of
Nova Measuring Instruments Ltd. (the "Issuer"), previously filed with the
Securities and Exchange Commission (the "SEC") by the Reporting Persons, the
last amendment of which was filed with the SEC on December 11, 2007.

     Unless otherwise defined in this Amendment No. 4, capitalized terms have the meanings given to them in the Statement.

     The following amends and supplements Items 2, 4, 5, 6 and 7 of the
Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and supplemented as follows:

(a), (b) and (c): The Reporting Persons.

As of March 22, 2010:

     Nochi Dankner (together with a private company controlled by him) and his sister Shelly Bergman owned approximately 56.9% and 12.5% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli company. One of the other shareholders of Ganden Holdings, owning approximately 1.7% of Ganden Holdings' outstanding shares, agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions.

     Ganden Holdings owned approximately 54.5% of the outstanding shares of IDB
Holding, including approximately 37% of the outstanding shares of IDB Holding owned through Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company, which is an indirect wholly owned subsidiary of Ganden Holdings. These shares of IDB Holding, other than approximately 31% of the outstanding shares of
IDB Holding owned by Ganden, are not subject to the IDB Shareholders
Agreement.Substantially all of the shares of IDB Holding owned by Ganden and
Ganden Holdings have been pledged to financial institutions as collateral for loans taken to finance the purchase of these shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell these shares.

     Shelly Bergman holds, through a wholly owned private Israeli corporation, approximately 4.2% of the outstanding shares of IDB Holding. These shares of IDB
Holding are not subject to the IDB Shareholders Agreement.

     Ruth Manor controls Manor Holdings B.A. Ltd. ("Manor Holdings"), a private
Israeli company which owns approximately 13.2% of the outstanding shares of IDB
Holding (of which, approximately 3% are held directly and approximately 10% of the outstanding shares of IDB Holding are held through Manor Investments - IDB
Ltd. ("Manor"), a private Israeli company which is controlled by Manor
Holdings). These shares of IDB Holding, other than approximately 10% of the outstanding shares of IDB Holding owned by Manor, are not subject to the IDB
Shareholders Agreement. Holding and IDB Development.

                               Page 10 of 22 pages

     Avraham Livnat holds, through Avraham Livnat Ltd., a private Israeli corporation which is controlled by him, approximately 13.2%of the outstanding shares of IDB Holding, including approximately 10% of the outstanding shares of
IDB Holding owned through Livnat, which is a wholly owned subsidiary of Avraham
Livnat Ltd. These shares of IDB Holding, other than approximately 10% of the outstanding shares of IDB Holding owned by Livnat, are not subject to the IDB
Shareholders Agreement.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Clal Electronics, Clal
Industries, IDB Development and IDB Holding are set forth in Exhibits 1 through
4 attached hereto, respectively, and incorporated herein by reference.

(d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Exhibits 1 through 4 to this Statement, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Exhibits 1 through 4 to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented as follows:

The Ordinary Shares reported herein as beneficially owned by the Reporting
Persons are held for investment purposes and the Ordinary Shares are not held for the purpose of or with the effect of changing or influencing the control of the Issuer. The Reporting Persons intend to review on a continuing basis their investment in the Ordinary Shares and take such actions with respect to their investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, selling the
Ordinary Shares, in whole or in part, at any time (whether through open market transactions, privately negotiated transactions or otherwise). The Reporting
Persons could also determine to purchase Ordinary Shares, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Ordinary Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons.

To the best knowledge of the Reporting Persons, the persons named in Exhibits
1-4 hereto may purchase or dispose of Ordinary Shares on their own account from time to time, subject to applicable laws.

Except as may be provided otherwise herein, none of the Reporting Persons, nor to the best of their knowledge, any of the persons named in Exhibits 1-4 hereto, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

                               Page 11 of 22 pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statements is hereby amended and restated in its entirety as follows:

The Issuer has advised the Reporting Persons that there were 24,477,034 Ordinary
Shares outstanding on March 1, 2010. As described in Item 5(c) below, on March
11, 2010, Clal Electronics was issued 336,134 Ordinary Shares upon the exercise of outstanding warrants. The percentages of Ordinary Shares outstanding set forth in this Statement are based on the total of the above two numbers, or
24,813,168 Ordinary Shares.

(a), (b) As of March 10, 2010:

     Clal Industries and Clal Electronics beneficially own, and may be deemed to share the power to vote and dispose of, 3,474,476 Ordinary Shares, constituting approximately 14.00% of the outstanding Ordinary Shares of the Issuer.

     IDB Development may be deemed the beneficial owner of, and to share the power to vote and dispose of the 3,474,476 Ordinary Shares held by Clal
Industries, constituting, in the aggregate, approximately 14.00% of the outstanding Ordinary Shares of the Issuer. IDB Development disclaims beneficial ownership of all of the 3,474,476 Ordinary Shares reported in this Statement.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to be the beneficial owners of, and to share the power to vote and dispose of the 3,474,476 Ordinary Shares beneficially owned by IDB Development, constituting approximately 14.38 of the outstanding Ordinary Shares of the
Issuer. IDB Holding and the Reporting Persons who are natural persons disclaim beneficial ownership of such shares.

     Based on information furnished to the Reporting Persons, the Reporting
Persons are not aware of any executive officer or director named in Exhibit 1 through 4 to the Statement, beneficially owning any Ordinary Shares.

(c) None of the Reporting Persons or, to the Reporting Persons' knowledge, any of the executive officers and directors named in Exhibits 1 through 4 to this
Statement, purchased or sold any Ordinary Shares in the sixty days preceding
March 10, 2010, except as set forth below:

     During the period from January 8, 2010 through March 10, 2010, Clal
Electronics made the following sales of Ordinary Shares, totaling 1,000,000
Ordinary Shares, at prices ranging from $5.10 to $5.2922 per share, all of which were made in open market transactions on the NASDAQ:

PRICE PER SHARE (US $)    AMOUNT OF ORDINARY SHARES         DATE
----------------------    -------------------------         ----

5.10                      858,531                           March 10, 2010
5.2922                    141,469                           March 10, 2010

On February 28, 2007 the Issuer issued warrants to Clal Electronics for the purchase of approximately 872,093 Ordinary Shares at an exercise price of $3.05 per share (the "Warrants"). On March 11, 2010, Clal Electronics exercised all of the Warrants, via a cashless exercise, and was issued 336,134 Ordinary Shares.

                               Page 12 of 22 pages

(d) Not applicable.

(e) Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE ISSUER

Item 6 of the Statement is hereby amended and supplemented as follows:

Clal Electronics is a party to a lock-up letter agreement with the underwriters for the Issuer's public offering of Ordinary Shares. The lock-up letter agreement expires 60 days after the date of the Issuer's final prospectus supplement (April 5, 2010). The restrictions of the lock-up letter agreement do not apply to the sale by Clal Electronics of up to one million Ordinary Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT #      DESCRIPTION

Exhibits 1-4   Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (1) Clal
               Electronics Industries Ltd. (2) Clal Industries and Investments
               Ltd., (3) IDB Development and (4) IDB Holding.

Exhibit 5      (*) Joint Filing Agreement between Clal Industries and
               Investments Ltd. and Clal Electronics Industries Ltd. authorizing
               Clal Industries and Investments Ltd. to file this Schedule 13D and any amendments hereto.

Exhibit 6      (*) Joint Filing Agreement between Clal Industries and
               Investments Ltd. and IDB Development authorizing Clal Industries and Investments Ltd. to file this Schedule 13D and any
               amendments hereto.

Exhibit 7      (*) Joint Filing Agreement between Clal Industries and
               Investments Ltd. and IDB Holding authorizing Clal Industries and
               Investments Ltd. to file this Schedule 13D and any amendments hereto.

Exhibit 8      (*) Joint Filing Agreement between Clal Industries and
               Investments Ltd. and Mr. Dankner authorizing Clal Industries and
               Investments Ltd. to file this Schedule 13D and any amendments hereto.

Exhibit 9      (*) Joint Filing Agreement between Clal Industries and
               Investments Ltd. and Mrs. Bergman authorizing Clal Industries and
               Investments Ltd. to file this Schedule 13D and any amendments hereto.

Exhibit 10     (*) Joint Filing Agreement between Clal Industries and
               Investments Ltd. and Mrs. Manor authorizing Clal Industries and
               Investments Ltd. to file this Schedule 13D and any amendments hereto.

Exhibit 11     (*) Joint Filing Agreement between Clal Industries and
               Investments Ltd. and Mr. Livnat authorizing Clal Industries and
               Investments Ltd. to file this Schedule 13D and any amendments hereto.

(*) Previously filed as Exhibits 5-11 to Amendment No. 3 to the Schedule 13D
filed with the SEC on December 11, 2007, and incorporated herein by reference.

                               Page 13 of 22 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2010

                    CLAL ELECTRONICS INDUSTRIES LTD.
                    CLAL INDUSTRIES AND INVESTMENTS LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    BY:    CLAL INDUSTRIES AND INVESTMENTS LTD.

                    By:    /s/ Yehuda Ben Ezra, /s/ Gonen Bieber
                           -------------------------------------

                    Yehuda Ben Ezra, and Gonen Bieber authorized signatories of
                    Clal Industries and Investments Ltd. for itself and on
                    behalf of IDB Holding Corporation Ltd, IDB Development
                    Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor
                    and Avraham Livnat pursuant to the agreements annexed as
                    exhibits 5-11 to this Schedule 13D.

                               Page 14 of 22 pages

                                    EXHIBIT 1

                       Executive Officers and Directors of
                        CLAL ELECTRONICS INDUSTRIES LTD.
                             (as of March 10, 2010)

       Citizenship is same as country of address, unless otherwise noted.

NAME AND ADDRESS                POSITION           PRINCIPAL OCCUPATION
----------------                --------           --------------------

Avi Fischer                     Director           Director and Co-Chief Executive
3 Azrieli Center, The                              Officer of Clal Electronics
Triangular Tower, 44th floor,                      Industries Ltd.
Tel-Aviv 67023, Israel

Yehuda Ben Ezra                 Director and       Comptroller of Clal Electronics
3 Azrieli Center, The           Comptroller        Industries Ltd.
Triangular Tower, 44th floor,
Tel-Aviv 67023, Israel

Gonen Bieber *                  Director and       Finance Manager of Clal
3 Azrieli Center, The           Finance Manager    Electronics Industries Ltd.
Triangular Tower, 44th floor,
Tel-Aviv 67023, Israel

Nitsa Einan                     General Counsel    General Counsel of Clal
3 Azrieli Center, The                              Electronics Industries Ltd.
Triangular Tower, 44th floor,
Tel-Aviv 67023, Israel

*  Mr. Bieber is a dual citizen of Israel and Germany.

                               Page 15 of 22 pages

                                    EXHIBIT 2

                       Executive Officers and Directors of
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                             (as of March 10, 2010)

       Citizenship is same as country of address, unless otherwise noted.

NAME & ADDRESS                       POSITION                CURRENT PRINCIPAL OCCUPATION
--------------                       --------                ----------------------------

Nochi Dankner                        Chairman of the         Chairman of IDB Holding; IDB Development, Discount
3 Azrieli Center, The Triangular     Board of Directors      Investment Corporation Ltd. and Clal Industries and
Tower, 44th floor, Tel-Aviv 67023,                           Investments Ltd.; Businessman and director of companies.
Israel

Avi Fischer                          Director & Co-Chief     Executive Vice President of IDB Holding; Deputy Chairman
3 Azrieli Center, The Triangular     Executive Officer       of IDB Development; Co-Chief Executive Officer of Clal
Tower, 45th floor, Tel-Aviv 67023,                           Industries and Investments Ltd..
Israel

Refael Bisker                        Director                Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular                             Co-Chairman of Shufersal Ltd.
Tower, 44th floor, Tel-Aviv 67023,
Israel

Marc Schimmel                        Director                Co-Managing Director of UKI Investments.
54-56 Euston St., London NW1,
United Kingdom

Yecheskel Dovrat                     Director                Economic consultant & director of companies.
1 Nachshon Street, Ramat Hasharon
47301, Israel

Eliahu Cohen                         Director                Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular
Tower 44th floor, Tel-Aviv 67023,
Israel

Shay Livnat                          Director                President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular
Tower, 45th floor, Tel-Aviv 67023,
Israel

David Leviatan                       Director                Director of companies.
18 Mendele Street, Herzelia 46709,
Israel

Isaac Manor (*)                      Director                Chairman of companies in the motor vehicle sector of the
103 Kahanman Street,                                         David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Dori Manor (*)                       Director                Chief Executive Officer of companies in the motor vehicle
103 Kahanman Street,                                         sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Adiel Rosenfeld                      Director                Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840,
Israel

                               Page 16 of 22 pages

Liora Polachek                       External Director       Independent Lawyer, Partner and Director at  Sitan
46 He Beiyyar St., Tel Aviv ,                                Polachek Attorney.
Israel

Zeev Ben- Asher                      External Director       Managers Coacher and organizational consultant.
20 Carmely St., Ramt-Gan ,
Israel

Zvi Livnat                           Co-Chief Executive      Executive Vice President of IDB Holding; Deputy Chairman
3 Azrieli Center, The Triangular     Officer                 of IDB Development; Co-Chief Executive Officer of Clal
Tower, 45th floor, Tel-Aviv 67023,                           Industries and Investments Ltd..
Israel

Boaz Simons                          Senior Vice             Senior Vice President of Clal Industries and Investments
3 Azrieli Center, The Triangular     President               Ltd..
Tower 45th floor, Tel-Aviv 67023,
Israel

Guy Rosen                            Senior Vice             Senior Vice President of Clal Industries and Investments
3 Azrieli Center, The Triangular     President               Ltd.; Deputy Chairman of IDB Tourism Ltd..
Tower 45th floor, Tel-Aviv 67023,
Israel

Gonen Bieber (**)                    Vice President and      Vice President and Chief Financial Officer of Clal
3 Azrieli Center, The Triangular     Chief Financial         Industries and Investments Ltd.; Vice President and
Tower 45th floor, Tel-Aviv 67023,    Officer                 finance manager of IDB Development; Finance manager of
Israel                                                       IDB Holding.

Nitsa Einan                          Vice President and      General Counsel of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular     General Counsel         and Clal Biotechnology Industries Ltd.
Tower 45th floor, Tel-Aviv 67023,
Israel

Yehuda Ben Ezra                      Vice President &        Comptroller of Clal Industries and Investments Ltd..
3 Azrieli Center, The Triangular     Comptroller
Tower 45th floor, Tel-Aviv 67023,
Israel

Tal Mund                             Vice President          Business Development of Clal Industries and Investments
3 Azrieli Center, the Triangular                             Ltd..
Tower
45th floor, Tel Aviv 67023, Israel

(*)      Dual citizen of Israel and France.
(**)     Dual citizen of Israel and Germany.

                               Page 17 of 22 pages

                                    EXHIBIT 3

                       Directors and Executive Officers of
                        IDB DEVELOPMENT CORPORATION LTD.
                             (as of March 10, 2010)

     Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                  POSITION                         CURRENT PRINCIPAL OCCUPATION
--------------                  --------                         ----------------------------

Nochi Dankner                   Chairman of the Board of         Chairman of IDB Holding, IDB
3 Azrieli Center, The           Directors                        Development, Discount Investment
Triangular Tower, 44th floor,                                    Corporation Ltd. and Clal
Tel-Aviv 67023, Israel                                           Industries and Investments Ltd.;
                                                                 Businessman and director of
                                                                 companies.

Zehava Dankner                  Director                         Director of companies.
64 Pinkas Street, Tel Aviv
62157, Israel

Avi Fischer                     Deputy Chairman of the Board     Executive Vice President of IDB
3 Azrieli Center, The           of Directors                     Holding; Deputy Chairman of IDB
Triangular Tower, 45th floor,                                    Development; Co-Chief Executive
Tel-Aviv 67023, Israel                                           Officer of Clal Industries and
                                                                 Investments Ltd..

Zvi Livnat                      Deputy Chairman of the Board     Executive Vice President of IDB
3 Azrieli Center, The           of Directors                     Holding; Deputy Chairman of IDB
Triangular Tower, 45th floor,                                    Development; Co-Chief Executive
Tel-Aviv 67023, Israel                                           Officer of Clal Industries and
                                                                 Investments Ltd..

Refael Bisker                   Director                         Chairman of Property and
3 Azrieli Center, The                                            Building Corporation Ltd.;
Triangular Tower, 44th floor,                                    Co-Chairman of Shufersal Ltd.
Tel-Aviv 67023, Israel

Jacob Schimmel                  Director                         Co-Managing Director of UKI
7 High field Gardens,                                            Investments.
London NW11 9HD, United
Kingdom

Shay Livnat                     Director                         President of Zoe Holdings Ltd.
3 Azrieli Center, The
Triangular Tower, 45th floor,
Tel-Aviv 67023, Israel

Eliahu Cohen                    Director and Chief Executive     Chief Executive Officer of IDB
3 Azrieli Center, The           Officer                          Development.
Triangular Tower 44th floor,
Tel-Aviv 67023, Israel

                               Page 18 of 22 pages

Isaac Manor (*)                 Director                         Chairman of companies in the
103 Kahanman Street,                                             motor vehicle sector of the
Bnei Brak 51553, Israel                                          David Lubinski Ltd. group.

Dori Manor (*)                  Director                         Chief Executive Officer of
103 Kahanman Street,                                             companies in the motor vehicle
Bnei Brak 51553, Israel                                          sector of the David Lubinski
                                                                 Ltd. group.

Abraham Ben Joseph              Director                         Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                      Director                         Director of companies
18 Nahal Soreq Street,
Modi'in 71700, Israel

Prof. Yoram Margalioth          Director                         Senior lecturer (expert on tax
16 Ha'efroni Street,                                             laws) at the Faculty of Law in
Raanana 43724, Israel                                            the Tel Aviv University.

Irit Izakson                    Director                         Director of companies.
15 Great Matityahou Cohen
Street,
Tel-Aviv 62268, Israel

Lior Hannes                     Senior Executive Vice            Senior Executive Vice President
3 Azrieli Center, The           President                        of IDB Development; Chief
Triangular Tower, 44th floor,                                    Executive Officer of IDB
Tel-Aviv 67023, Israel                                           Investments (U.K.) Ltd.

Dr. Eyal Solganik               Executive Vice President and     Executive Vice President and
3 Azrieli Center, The           Chief Financial Officer          Chief Financial Officer of IDB
Triangular Tower, 44th floor,                                    Development; Chief Financial
Tel-Aviv 67023, Israel                                           Officer of IDB Holding.

Ari Raved                       Vice President                   Vice President of IDB
3 Azrieli Center, The                                            Development.
Triangular Tower, 44th floor,
Tel-Aviv 67023, Israel

Gonen Bieber **                 Vice President and finance       Vice President and Chief
3 Azrieli Center, The           manager                          Financial Officer of Clal
Triangular Tower, 45th floor,                                    Industries and Investments Ltd.;
Tel-Aviv 67023, Israel                                           Vice President and finance
                                                                 manager of IDB Development;
                                                                 Finance manager of IDB Holding.

Haim Gavrieli                   Executive Vice President         Chief Executive Officer of IDB
3 Azrieli Center, The                                            Holding; Executive Vice
Triangular Tower, 44th floor,                                    President of IDB Development.
Tel-Aviv 67023, Israel

                               Page 19 of 22 pages

Haim Tabouch                    Vice President Comptrolling      Vice President Comptrolling of
3 Azrieli Center, The                                            IDB Development; Comptroller of
Triangular Tower, 44th floor,                                    IDB Holding.
Tel-Aviv 67023, Israel

Amir Harosh                     Comptroller                      Comptroller of IDB Development.
3 Azrieli Center, The
Triangular Tower, 44th floor,
Tel-Aviv 67023, Israel

Inbal Tzion                     Vice President and Corporate     Vice President and Corporate
3 Azrieli Center, The           Secretary                        Secretary of IDB Development;
Triangular Tower, 44th floor,                                    Corporate Secretary of IDB
Tel-Aviv 67023, Israel                                           Holding.

 (*)     Dual citizen of Israel and France.
(**)     Dual citizen of Israel and Germany.

                               Page 20 of 22 pages

                                    EXHIBIT 4

                       Directors and Executive Officers of
                          IDB HOLDING CORPORATION LTD.
                             (as of March 10, 2010)

     Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                   POSITION                        CURRENT PRINCIPAL OCCUPATION
--------------                   --------                        ----------------------------

Nochi Dankner                    Chairman of the Board of        Chairman of IDB Holding, IDB
3 Azrieli Center, The            Directors                       Development, Discount Investment
Triangular Tower, 44th floor,                                    Corporation Ltd. and Clal
Tel-Aviv 67023, Israel                                           Industries and Investments Ltd.;
                                                                 Businessman and director of
                                                                 companies.

Isaac Manor (*)                  Deputy Chairman of the Board    Chairman of companies in the
103 Kahanman Street,             of Directors                    motor vehicle sector of the
Bnei Brak 51553, Israel                                          David Lubinski Ltd. group.

Arie Mientkavich                 Vice Chairman of the Board of   Chairman of Elron; Deputy
3 Azrieli Center, The            Directors                       Chairman of Gazit-Globe Ltd. and
Triangular Tower, 42nd floor,                                    Chairman of Gazit-Globe Israel
Tel-Aviv 67023, Israel                                           (Development) Ltd.

Zehava Dankner                   Director                        Director of companies.
64 Pinkas Street, Tel Aviv
62157, Israel

Lior Hannes                      Director                        Senior Executive Vice President
3 Azrieli Center, The                                            of IDB Development; Chief
Triangular Tower, 44th floor,                                    Executive Officer of IDB
Tel-Aviv 67023, Israel                                           Investments (U.K.) Ltd.

Refael Bisker                    Director                        Chairman of Property and
3 Azrieli Center, The                                            Building Corporation Ltd.;
Triangular Tower, 44th floor,                                    Co-Chairman of Shufersal Ltd.
Tel-Aviv 67023, Israel

Jacob Schimmel                   Director                        Co-Managing Director of UKI
7 High field Gardens,                                            Investments.
London NW11 9HD, United Kingdom

Shaul Ben-Zeev                   Director                        Chief Executive Officer of
Taavura Junction, Ramle 72102,                                   Avraham Livnat Ltd.
Israel

Eliahu Cohen                     Director                        Chief Executive Officer of IDB
3 Azrieli Center, The                                            Development.
Triangular Tower, 44th floor,
Tel-Aviv 67023, Israel

Dori Manor (*)                   Director                        Chief Executive Officer of
103 Kahanman Street,                                             companies in the motor vehicle
Bnei Brak 51553, Israel                                          sector of the David Lubinski
                                                                 Ltd. group.

                               Page 21 of 22 pages

Meir Rosenne                   Director                        Attorney.
8 Oppenheimer Street, Ramat
Aviv,
Tel Aviv 69395, Israel

Shmuel Dor                     External Director               Head of auditing of subsidiaries
7 Tarad Street, Ramat Gan                                      of Clalit Health Services
52503, Israel

Zvi Dvoresky                   External Director               Chief Executive Officer of Beit
3 Biram Street, Haifa 34986,                                   Kranot Trust Ltd.
Israel

Zvi Livnat                     Director and Executive Vice     Executive Vice President of IDB
3 Azrieli Center, The          President                       Holding; Deputy Chairman of IDB
Triangular Tower, 45th floor,                                  Development; Co-Chief Executive
Tel-Aviv 67023, Israel                                         Officer of Clal Industries and
                                                               Investments Ltd..

Haim Gavrieli                  Chief Executive Officer         Chief Executive Officer of IDB
3 Azrieli Center, The                                          Holding; Executive Vice
Triangular Tower, 44th floor,                                  President of IDB Development.
Tel-Aviv 67023, Israel

Avi Fischer                    Executive Vice President        Executive Vice President of IDB
3 Azrieli Center, The                                          Holding; Deputy Chairman of IDB
Triangular Tower, 45th floor,                                  Development; Co-Chief Executive
Tel-Aviv 67023, Israel                                         Officer of Clal Industries and
                                                               Investments Ltd..

Dr. Eyal Solganik              Chief Financial Officer         Chief Financial Officer of IDB
3 Azrieli Center, The                                          Holding; Executive Vice
Triangular Tower, 44th floor,                                  President and Chief Financial
Tel-Aviv 67023, Israel                                         Officer of IDB Development.

Haim Tabouch                   Comptroller                     Comptroller of IDB Holding; Vice
3 Azrieli Center, The                                          President Comptrolling of IDB
Triangular Tower, 44th floor,                                  Development.
Tel-Aviv 67023, Israel

(*)      Dual citizen of Israel and France.

                               Page 22 of 22 pages